UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-42132

NOVA MINERALS LIMITED

(Translation of registrant’s name into English)

Suite 5, 242 Hawthorn Road,

Caulfield, Victoria 3161

Australia
+61 3 9537 1238

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F          ☐ Form 40-F

NOVA MINERALS LIMITED

EXPLANATORY NOTE

This Report of Foreign issuer on Form 6-K is being filed to disclose the (i) results of the Nova Minerals Limited (the “Company”) 2025 Annual General Meeting of Shareholders (“AGM”); (ii) Chairman letter to Company shareholder released con currently with the 2025 Annual General Meeting of Shareholders; (iii) update to the Employee Securities Ownership Plan and issuance of options to certain Company directors and (iv) to disclose a presentation made by the Company’s CEO at the AGM.

Results of 2025 Annual General Meeting of Shareholders

On November 10, 2025, Nova Minerals Ltd. (the “Company”), held its Annual General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on all resolutions described in the proxy materials including the notice for the Meeting included as an exhibit to the Company’s report on Form 6-K furnished by the Company with the Securities and Exchange Commission on September 19, 2025. The resolutions brought before the shareholders at the Meeting were approved by the shareholders of the Company with the requisite majority required for each resolution. On November 10, 2025, the Company filed its report entitled “Results of Annual General Meeting – 10 November 2025” with the Australian Securities Exchange (“ASX”) which report is attached to this report on Form 6-K as Exhibit 99.1 and was posted to the Company’s corporate website on such date.

Chairman Letter to Shareholders

Concurrent with the meeting, our Chairman, Richard Beazley released a letter to the Company’s shareholders as a release on the ASX entitled .. “2025 AGM - Letter from Nova Chairman, Mr. Richard Beazley,” which is attached to this Report on 6-K as Exhibit 99.2 and was also posted to the Company’s corporate website on such date

Adoption of Employee Securities Ownership Plan; issuances of Options to Company Directors

On November 10, 2025, the Company adopted an update to the Employee Securities Ownership Plan (as updated, the “Plan”) pursuant to shareholder approval at the Annual General Meeting on November 10, 2025.

The maximum number of securities which may be issued under the Plan is 19,000,000, which represents approximately 4.4% of the issued share capital of the Company at the date of the Notice of Annual General Meeting on September 19, 2025. Shares issued on exercise of an option issued under the Plan, and options which have been cancelled or which have lapsed are not counted in determining the number of securities issued under the Plan. Any issues of securities or agreements to issue securities under the Plan will be announced to ASX. The Plan provides for shares, options or other securities or interests (including performance rights) to be issued to eligible persons.

The purpose of the Plan is to:

(a)	provide eligible persons with an additional incentive to work to improve the performance of the Company;
(b)	attract and retain eligible persons essential for the continued growth and development of the Company;
(c)	promote and foster loyalty and support amongst eligible persons for the benefit of the Company; and
(d)	enhance the relationship between the Company and eligible persons for the long-term mutual benefit of all parties.

Eligible persons are directors, officers and employees of, or consultants to, the Company or an associated body corporate and, in the case of consultants, may include bodies corporate. Participants in the Plan, the number, type and terms of any securities offered or issue, and the terms of any invitation, offer or issue are determined by the Board with the advice of the remuneration committee, if any.

The Company’s board of directors will administer the terms of the Plan, including but not limited to determining the terms of securities issued, adoption of rules subordinate to the Plan for the administration of the Plan and the suspension or termination of the Plan.

On November 10, 2025, following approval by the shareholders at the AGM, the Company issued the following option issuances to the Company directors listed below as follows:

#	RECIPIENT*	Class A Options	Class B Options	Class C Options	Class D Options	TOTAL
8A	Christopher Gerteisen	1,125,000	1,000,000	1,000,000	1,000,000	4,125,000
8B	Louie Simens	875,000	750,000	750,000	750,000	3,125,000
8C	Craig Bentley	875,000	750,000	750,000	750,000	3,125,000
8D	Avi Geller	375,000	375,000	250,000	375,000	1,375,000
8E	Richard Beazley	250,000	375,000	250,000	375,000	1,250,000
TOTAL		3,500,000	2,250,000	3,000,000	3,250,000	13,000,000

*options may be issued to nominee(s) as advised to the Company

The Options to granted to Company directors will have the following terms:

Class	Exercise Price	Expiry Date	Vesting Conditions
Class A Options	A$0.45 (45 cents)	3 years from issue	Vesting 31 December 2025, provided the holder is an employee or contractor or director of the Company at all times during the period from the date of issue and ending on 31 December 2025.
Class B Options	A$0.45 (45 cents)	3 years from issue	The share price closing price being greater than or equal to a 5 day volume weighted average price (“VWAP”) of A$0.75 (75 cents) on ASX prior to the expiry date, provided that the holder is an employee or contractor or director of the Company at all times during the period from the date of issue and ending on the date the vesting condition is satisfied.
Class C Options	A$0.45 (45 cents)	3 years from issue	Completion of an RPM Area Pre-Feasibility Study (PFS) by 31 December 2026, provided that the holder is an employee or contractor or director of the Company at all times during the period from the date of issue and ending on the date the vesting condition is satisfied.
Class D Options	A$0.45 (45 cents)	3 years from issue	First commercial sales of antimony to an unrelated third party prior to the expiry date, provided that the holder is an employee or contractor or director of the Company at all times during the period from the date of issue and ending on the date the vesting condition is satisfied.

The Options granted to Company are subject to the vesting conditions set forth above and have the following additional terms:

●	Each option (Option) entitles the holder to acquire one ordinary fully paid share (Share) in the capital of the Company.

●	The exercise price is a price to exercise each Option is $0.45 (45 cents).

●	The Options expire at 5pm (Melbourne time) on the date that is 3 years from issue of Options (Expiry Date).

●	Subject to satisfaction of any applicable vesting condition, the Options can be exercised by completing an option exercise form and delivering it together with the payment for the number of Shares in respect of which the options are exercised to the Company’s share registry.

●	Any Option that has not been exercised prior to the expiry date automatically lapses.

●	An Option for which the applicable vesting condition has not been satisfied by the applicable date for satisfaction (or which becomes incapable of being satisfied) automatically lapses and is cancelled.

●	Holders shall not be entitled to exercise their Options (and the Company will not be required to issue shares upon such exercise) if it would be unlawful to do so.

●	Subject to applicable law, the Options are freely transferable.

●	The exercise price of an Option is payable in full on exercise.

●	Where an Option holder determines to exercise some, but not all, of their held Options, the total aggregate amount payable to exercise the Options must be a minimum of $1,000.

●	All Shares issued upon exercise of Options will rank pari passu in all respect with, and have the same terms as, the Company’s then issued fully paid ordinary shares. The Company will apply for official quotation by ASX of all Shares issued upon exercise of Options, subject to any restriction obligations imposed by ASX and the Company being listed on ASX at the relevant time. The Options will not give any right to participate in dividends until shares are issued pursuant to the terms of the relevant Options.

●	There are no participation rights or entitlements inherent in the Options. Option holders are not entitled to participate in new issues of securities offers to shareholders without first exercising the Option. Prior to the Expiry Date and if required by the Listing Rules, the Company will send notices to option holders in accordance with the time limits required by the Listing Rules in respect of offers of securities made to shareholders.

●	In the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company prior to the Expiry Date, the number of Options or the exercise price of the Options or both shall be reconstructed in accordance with the Listing Rules applying to a reorganisation of capital at the time of the reconstruction.

●	These terms of Options shall be interpreted in accordance with, and governed by, the terms of the Plan.

●	Options will otherwise have the terms as required by ASX and the Listing Rules.

The foregoing description of the Plan does not purport to be a complete description thereof and is qualified in its entirety by reference to the full text of the Plan, a copy of which is attached hereto as Exhibit 10.1

CEO Presentation

On November 10, 2025, Christopher Gerteisen, CEO of the Company, made a presentation to shareholders of the Company at the AGM. A copy of this presentation is attached to this report on Form 6-K as Exhibit 99.4 and was also posted to the Company’s corporate website on such date.

This report on Form 6-K (including the exhibit attached hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Employee Securities Ownership Plan
99.1	Results of Annual General Meeting
99.2	2025 AGM - Letter from Nova Chairman, Mr. Richard Beazley
99.3	Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MINERALS LIMITED

Date: November 10, 2025	By:	/s/ Ian Pamensky

	Name:	Ian Pamensky
	Title:	Company Secretary

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